EXHIBIT (A)(29)

                        [HILTON HOTELS CORPORATION LOGO]



                      Contact:  Marc Grossman
                                Sr. Vice President - Corporate Affairs
                                310-205-4030

                                Kathy Shepard
                                VP - Corporate Communications
                                310-205-7676


                   HILTON EXTENDS TENDER OFFER FOR ITT STOCK


              BEVERLY HILLS, Calif., August 29, 1997 -- Hilton Ho-tels Corporation (NYSE:HLT) today extended its cash tender offer for 50.1 percent of the shares of ITT Corporation at its newly amended price of $70 per share. The offer, which has an expiration date of August 29, is now scheduled to expire at 12 midnight, New York City time on September 29, 1997, unless again extended. To date approximately 24,500,000 ITT shares have been tendered.

              Hilton's offer of $70 per share represents a premium of 64 percent over the closing price of ITT's stock on January 27, the day Hilton announced its bid to acquire ITT. Following completion of the tender offer, Hilton intends to consummate a merger in which all remaining ITT shares would be exchanged for Hilton stock at $70 per ITT share, subject to appropriate collar provisions. ITT has approximately 122.7 million shares outstanding on a fully diluted basis, giving the transaction a total net equity value of approximately $8.3 billion.

              The complete terms and conditions of the newly amended tender offer are set forth in the offering documents filed August 7, 1997 with the Securities and Exchange Commission. Donaldson, Lufkin & Jenrette Securities Corporation is acting as Dealer Manager for the offer and MacKenzie Partners, Inc. is acting as Information Agent.

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